UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Results of U Power Limited’s 2024 Annual General Meeting

The 2024 annual general meeting of shareholders (the “Meeting”) of U Power Limited (the “Company”) was held at 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China, on August 13, 2024, at 10:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/UCAR2024, pursuant to notice duly given.

At the close of business on July 16, 2024, the record date for the determination of holders of ordinary shares of the Company (“Ordinary Shares”) entitled to vote at the Meeting, there were 3,378,188 Ordinary Shares outstanding, each Ordinary Share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 1,554,726 Ordinary Shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	Variation of Share Capital

AS A SPECIAL RESOLUTION THAT:

the authorised share capital of the Company be varied (the “Variation of Share Capital”) by:

(a) re-designating all of the issued shares of a par value of US$0.00001 each (the “Shares”) in the capital of the Company (other than 71,250 Shares held by U Create Limited, 157,859 Shares held by U Trend Limited, 149,435 Shares held by Upincar Limited and 209,644 Shares held by Fortune Light Assets Ltd) into class A ordinary shares of US$0.00001 each (the “Class A Ordinary Shares”), each Class A Ordinary Share shall be entitled to one vote;

(b) re-designating 71,250 Shares held by U Create Limited, 157,859 Shares held by U Trend Limited, 149,435 Shares held by Upincar Limited and 209,644 Shares held by Fortune Light Assets Ltd into class B ordinary shares of US$0.00001 each (the “Class B Ordinary Shares”), each Class B Ordinary Share shall be entitled to 20 votes;

(c) re-designating 3,996,621,812 authorised but unissued Shares as Class A Ordinary Shares; and

(d) re-designating 1,000,000,000 authorised but unissued Shares as Class B Ordinary Shares,

such that immediately following the Variation of Share Capital, the authorised share capital of the Company shall be varied

FROM US$50,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00001 each

TO US$50,000 divided into 3,999,411,812 Class A Ordinary Shares of a par value of US$0.00001 each, and 1,000,588,188 Class B Ordinary Shares of a par value of US$0.00001 each.

2.	Adoption of the Second Amended and Restated Memorandum and Articles of Association

AS A SPECIAL RESOLUTION THAT:

the currently effective amended and restated memorandum and articles of association be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company.

The result of the vote at the Meeting for the resolutions was as follows:

	For	Against	Abstain
No.1	1,192,530	360,688	1,508
No.2	1,202,900	350,072	1,754

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2024

U Power Limited

By:	/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

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